AM 3-2-2005 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response.....	12.00

05036707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Kiwi Partners Securities Inc.
NN: The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 32 Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clive Holmes (212) 209-8895
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 22 2005
WASH. D.C. 152 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clive Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Silverfern Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Clive R. Holmes
Signature

Chief Executive Officer
Title

Veronica D. De Los Santos
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Silverfern Group, Inc.

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 12, 2005

THE SILVERFERN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 86,848
Accounts receivable	2,748
Prepaid expense	6,090
Income taxes receivable	33,000
Computer equipment, net of accumulated depreciation of $2,813	6,820
Loan receivable from sole shareholder	40,000
Total Assets	$ 175,506
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 75,399
Total Liabilities	75,399
Stockholder's Equity	
Common stock, no par value, 20,000 shares authorized, 1,600 shares issued and outstanding	180,000
Retained earnings	(79,893)
Total Stockholder's Equity	100,107
Total Liabilities and Stockholder's Equity	$ 175,506

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization:

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Effective January 2004 the Company changed its name to Kiwi Securities Inc. from Kiwi Partners Securities Inc. Effective December 2004 the Company changed its name to The Silverfern Group, Inc. from Kiwi Securities Inc. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of an office in the New York City metropolitan area.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes:

The Company is subject to federal and state income taxes on its taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Income Taxes:

The Company has approximately $100,000 of net operating losses available to it to offset future NYS and NYC corporate income taxes.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2004, the Company provided services to two major customers, resulting in revenues of approximately 68% of total revenues.

Note 5 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2004, the Company had net capital of $11,449, which exceeded its requirement by $6,423.

Note 6 – Commitments and Contingencies:

At December 31, 2004, the Company is obligated under various leases expiring through 2014.

Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,	
2005	$ 243,000
2006	243,000
2007	240,000
2008	241,000
2009	236,000
Thereafter	987,000
	$2,190,000

The Company's office space is secured by a letter of credit from the Company's sole shareholder. The Company leases equipment and furniture from its sole shareholder.